Page 1 of 6
                       SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

		                 Natural Wonders, Inc.
                               (Name of Issuer)

	                 		  Common Stock
                        (Title of Class of Securities)

                                  639014109
                                (CUSIP Number)

                              Conversion from 13D
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6
CUSIP No. 639014109                 13G
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centennial Associates, L.P.
	13-2860099
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                1,144,774
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                1,144,774
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,144,774
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                14.85%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 6
CUSIP No. 639014109               13G

Item 1(a).     Name of Issuer:

     The name of the issuer is Natural Wonders, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 4209 Technology Drive, Fremont, California 94538.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
      (i) Centennial Associates, L.P. ("Centennial") a Delaware limited partnership with respect to the shares of Common Stock directly owned by it.  The general partners of Centennial are Joseph H.
Reich, Peter K. Seldin and Tracy S. Nagler.

             The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."


Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of the Reporting Persons is 900 Third Ave. Suite 1801, New York, New York 10022.


Item 2(c).     Citizenship:

Centennial is a limited partnership organized under the laws of the State of Delaware. Mr. Reich, Mr. Seldin and Ms. Nagler are United States citizens.


Item 2(d).     Title of Class of Securities:

     Common Stock par value $.01 per share (the "Common Stock")


Item 2(e).  CUSIP Number: 639014109

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


Item 4.   Ownership.

A. Centennial Associates, L.P.
(a) Amount beneficially owned: 1,144,774
(b) Percent of class: 14.85% The percentages used herein are calculated based upon their being 7,707,389 shares of Common
Stock stated by the Company to be outstanding, net of treasury shares as of November 28, 1998 in the Company's Form
10-Q filed with the SEC for the quarter ended October 31, 1998.
              (c)(i) Sole power to vote or direct the vote: 1,144,774
                (ii) Shared power to vote or direct the vote: -0-
               (iii) Sole power to dispose or direct the disposition: 1,144,774
                (iv) Shared power to dispose or direct the disposition: -0-


Item 5.     Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

	Centennial has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by Mr. Reich, Mr. Seldin and Ms. Nagler as general partners of Centennial.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

          The Reporting Persons hereby make the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 4, 1999


Centennial Associates, L.P.




By: /s/ Joseph H. Reich
	Joseph H. Reich